                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*


                            Digital Solutions, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    253876106
         --------------------------------------------------------------
                                 (CUSIP Number)

                                 Donald Kappauf
                  300 Atrium Drive, Somerset, New Jersey 08873
                                 (732) 748-1700
         --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 25, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240. 13d-7(b) for other parties to whom copies are to be sent.











----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


                               Page 1 of 12 Pages

---------------------                       -----------------------------------
CUSIP NO. 253876106                           Page 2 of 12
---------------------                       -----------------------------------

===============================================================================

  (1)     NAMES OF REPORTING PERSON:  KIRK A. SCOGGINS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                    00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES CITIZEN
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER

   NUMBER OF                                    4,008,453
    SHARES             --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
   OWNED BY
     EACH                                       -0-
   REPORTING           --------------------------------------------------------
  PERSON WITH          (9)     SOLE DISPOSITIVE POWER

                                                3,286,931
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                                                -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                4,008,453
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                14.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

                                        IN
===============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                       -----------------------------------
CUSIP NO. 253876106                           Page 3 of 12
---------------------                       -----------------------------------

===============================================================================

  (1)     NAMES OF REPORTING PERSON:  WARREN M. CASON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                    00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES CITIZEN
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER

   NUMBER OF                                    2,220,654
    SHARES             --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
   OWNED BY
     EACH                                       -0-
   REPORTING           --------------------------------------------------------
  PERSON WITH          (9)     SOLE DISPOSITIVE POWER

                                                2,220,654
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                                                -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                2,220,654
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                8.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

                                        IN
===============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                       -----------------------------------
CUSIP NO. 253876106                           Page 4 of 12
---------------------                       -----------------------------------

===============================================================================

  (1)     NAMES OF REPORTING PERSON:  DOROTHY C. CASON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                    00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES CITIZEN
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER

   NUMBER OF                                    2,004,227
    SHARES             --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
   OWNED BY
     EACH                                       -0-
   REPORTING           --------------------------------------------------------
  PERSON WITH          (9)     SOLE DISPOSITIVE POWER

                                                160,338
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                                                -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                2,004,227
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                7.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

                                        IN
===============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                       -----------------------------------
CUSIP NO. 253876106                           Page 5 of 12
---------------------                       -----------------------------------

===============================================================================

  (1)     NAMES OF REPORTING PERSON: WARREN M. CASON, JR., AS TRUSTEE OF THE
                                     DOROTHY C. CASON 1997 THREE YEAR GRANTOR
                                     RETAINED ANNUITY TRUST, DATED JULY 1, 1997
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                    00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                    FLORIDA
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER

   NUMBER OF                                    -0-
    SHARES             --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
   OWNED BY
     EACH                                       -0-
   REPORTING           --------------------------------------------------------
  PERSON WITH          (9)     SOLE DISPOSITIVE POWER

                                                1,843,889
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER


                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                1,843,887
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                6.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

                                        OO
===============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                       -----------------------------------
CUSIP NO. 253876106                           Page 6 of 12
---------------------                       -----------------------------------

===============================================================================

(1)       NAMES OF REPORTING PERSON:  MELISSA C. SCOGGINS, AS TRUSTEE OF THE
                                      ALLAN SCOGGINS 1997 THREE YEAR GRANTOR
                                      RETAINED ANNUITY TRUST, DATED JULY 7, 1997
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                    00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                    FLORIDA
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER

   NUMBER OF                                    -0-
    SHARES             --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
   OWNED BY
     EACH                                       -0-
   REPORTING           --------------------------------------------------------
  PERSON WITH          (9)     SOLE DISPOSITIVE POWER

                                                721,522
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                                                -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                721,522
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                2.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

                                        OO
===============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER. This Schedule relates to the Common Stock, $.001 par value (the "Common Stock") of Digital Solutions, Inc., a New Jersey corporation (the "Issuer") whose principal executive offices are located at 300 Atrium Drive, Somerset, New Jersey 08873.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2.(a) This Schedule is being filed by Kirk A. Scoggins, Warren M. Cason and Dorothy C. Cason (individually referred to as a "Reporting Person" and jointly as the "Reporting Group")

         Item 2.(b) The address for each member of the Reporting Group is as follows:


                           Kirk A. Scoggins                   1211 N. Westshore Blvd, Suite 700
                                                              Tampa, FL  33601

                           Warren M. Cason                    400 N. Ashley Drive, Suite 2300
                                                              Tampa, FL  33602

                           Dorothy C. Cason                   c/o Warren M. Cason
                                                              400 N. Ashley Drive, Suite 2300
                                                              Tampa, FL 33602

                           Warren M. Cason, Jr.,              c/o Warren M. Cason
                           as trustee of the                  400 N. Ashley Drive, Suite 2300
                           Dorothy C. Cason 1997              Tampa, FL 33602
                           Three Year Grantor
                           Annuity Trust, dated
                           July 1, 1997

                           Melissa C. Scoggins,               c/o Kirk A. Scoggins
                           as trustee of the                  1211 N. Westshore Boulevard, Suite 700
                           Kirk Allan Scoggins                Tampa, FL 33601
                           1997 Three Year Grantor
                           Retained Annuity Trust,
                           dated July 1, 1997


         Item 2.(c) The principal occupation of each Reporting Person is as follows:

                           (a) Kirk A. Scoggins is President of the Professional Employer Organization division of the Issuer at 1211 N. Westshore Boulevard, Suite 700, Tampa FL 33609
                           (b) Warren M. Cason is a partner in the law firm of Holland & Knight LLP at 400 N. Ashley Drive, Suite 2300, Tampa FL 33602
                           (c)      Dorothy C. Cason is not employed.
                           (d)      Melissa C. Scoggins is not employed.
                           (e) Warren M. Cason, Jr. is an officer with the Tampa Police Department at 411 N. Franklin Street, Tampa, Florida 33602.

         Item 2.(d) During the last five years no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                               Page 7 of 12 Pages

         Item 2.(e) During the last five years no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

         Item 2.(f)        Each Reporting Person is a citizen of the United
                           States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Stock held by the Reporting Group was acquired as a result of the merger (the "Merger") between TeamStaff, Inc., TeamStaff II, Inc., TeamStaff III, Inc., TeamStaff IV, Inc., TeamStaff V, Inc., The TeamStaff Companies, Inc., TeamStaff Holding Company, Inc., Employer Support Services, Inc., TeamStaff U.S.A., Inc., and TeamStaff Insurance Services, Inc. (collectively referred to as the "TeamStaff Companies") and certain subsidiaries of the Issuer, pursuant to two separate agreements titled Agreement and Plan of Merger, each dated as of October 29, 1998, and amended as of January 21, 1999 (collectively, as amended, the "Merger Agreements"). Pursuant to the Merger Agreements, members of the Reporting Group received 8,233,334 shares of Common Stock (the "Merger Shares") in exchange for shares they held in the Teamstaff Companies.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each member of the Reporting Group holds the Common Stock received in the Merger for investment purposes.

         At this time, no member of the Reporting Group has any specific plan or proposal to acquire or dispose of the Common Stock. Consistent with his or her investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the Reporting Person's Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of shares of Common Stock which it may hold at any point in time.

         Except as set forth above none of the Reporting Persons has any present plans or proposals which would relate to or result in:

         (a) the acquisition by the Reporting Group of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; other then the election of Kirk Scoggins as President of the Professional Employer Organization division and to the board of directors, as set forth in the Merger Agreements;

         (e) any material change in the present capitalization or dividend policy of the Issuer;


                               Page 8 of 12 Pages

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5.(a)        Amount beneficially owned/Percentage of Class

                           (i)      Kirk A. Scoggins beneficially owns 4,008,453
shares of Common Stock, or 14.5% of the 27,590,167 shares outstanding (consisting of 19,356,833 shares outstanding as of January 11, 1999 (as set forth in the Issuer's Annual Report on Form 10-K, filed on January 12, 1999 (the "Form 10-K") plus the issued Merger Shares). Of the 4,008,453 shares of Common Stock beneficially owned by Mr. Scoggins, 3,286,931 shares (11.9%) are owned directly by him and 721,522 shares of Common Stock (2.6%) are held in the Kirk Allan Scoggins 1997 Three Year Grantor Retained Annuity Trust dated July 1, 1997 ("Scoggins GRAT"), of which his wife, Melissa C. Scoggins, is the Trustee. Mr. Scoggins is the Grantor and beneficiary of the Scoggins GRAT, and retains sole voting power over the shares of Common Stock held in the Scoggins GRAT.

                           (ii)     Warren M. Cason beneficially owns 2,220,654
shares of Common Stock, or 8.0% of the 27,590,167 shares outstanding (consisting of 19,356,833 shares of Common Stock outstanding as of January 11, 1999 (as set forth in the Form 10-K) plus the issued Merger Shares). All of the 2,220,654 shares are held directly by Mr. Cason. These shares do not include 160,338 shares of Common Stock (0.6%) held by his wife, Dorothy C. Cason, and 1,843,889 shares of Common Stock (6.7%) held by the Dorothy C. Cason 1997 Three Year Grantor Retained Annuity Trust dated July 1, 1997 (the "Cason GRAT"), of which his wife is the Grantor and beneficiary, and retains sole voting power over the shares of Common Stock held in the Cason GRAT. Warren M. Cason disclaims beneficial ownership of the shares of Common Stock held by Mrs. Cason and the Cason GRAT.

                           (iii)    Dorothy C. Cason beneficially owns 2,004,227
shares of Common Stock, or 7.3% of the 27,590,167 shares outstanding (consisting of 19,356,833 shares of Common Stock outstanding as of January 11, 1999 (as set forth in the Form 10-K) plus the issued Merger Shares). Of the 2,004,227 shares held, 160,338 shares of Common Stock (0.6%) are held directly by Mrs. Cason, and 1,843,889 shares of Common Stock (6.7%) are held by the Cason GRAT of which Mrs. Cason is the Grantor and beneficiary, and retains sole voting power over the shares of Common Stock held in the Cason GRAT. None of the 2,220,654 shares of Common Stock (8.0%) held directly by her husband, Warren M. Cason, are included in the 2,004,227 shares held by Mrs. Cason. Mrs. Cason disclaims beneficial ownership of the shares of Common Stock held by Mr. Cason.

                           (iv)     Warren M. Cason, Jr., as trustee of the
Cason GRAT, beneficially owns 1,843,889 shares of Common Stock, or 6.7% of the 27,590,167 shares outstanding (consisting of 19,356,833 shares of Common Stock outstanding as of January 11, 1999 (as set forth in the Form 10-K) plus the issued Merger Shares). The trustee of the Cason GRAT retains sole dispositive power over the shares of Common Stock held in the Cason GRAT.


                               Page 9 of 12 Pages

                           (v)      Melissa C. Scoggins, as trustee of the
Scoggins GRAT, beneficially owns 721,522 shares of Common Stock, or 2.6% of the 27.590,167 shares outstanding (consisting of 19,356,833 shares of Common stock outstanding as of January 11, 1999 (as set forth in the Form 10-K) plus the issued Merger Shares). The trustee of the Scoggins GRAT retains sole dispositive power over the shares of Common stock held in the Scoggins GRAT.


         Item 5.(b) Number of shares of which each Reporting Person has:

                           (i)      sole power to vote or direct vote:
                                    -4,008,453 shares with respect to Kirk
                                    Scoggins
                                    -2,220,654 shares with respect to Warren M.
                                    Cason
                                    -2,004,227 shares with respect to Dorothy C.
                                    Cason
                           (ii)     shared power to vote or direct vote: None
                           (iii)    sole power to dispose or direct disposal of:
                                    -3,286,931 shares with respect to Kirk
                                    Scoggins
                                    -2,220,654 shares with respect to Warren M.
                                    Cason
                                    -160,338 shares with respect to Dorothy C.
                                    Cason
                                    -1,843,889 shares with respect to the
                                    trustee of the Cason GRAT
                                    -721,522 shares with respect to the trustee of the Scoggins GRAT
                           (iv) shared power to dispose or direct disposal of: None

         Item 5.(c)

                  Not applicable.

         Item 5.(d)

                  Not applicable.

         Item 5.(e)

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Warren M. Cason and Dorothy C. Cason are husband and wife.
         Mr. and Mrs. Cason are the parents of Kirk Scoggins's wife, Melissa C. Scoggins, and Warren M. Cason, Jr. Melissa C. Scoggins is the trustee of the Scoggins GRAT and Warren M. Cason, Jr. is the trustee of the Cason GRAT.

                  As President of the Professional Employer Organization, division of the Issuer, Mr. Scoggins is eligible to participate in the Issuer's Senior Management Incentive Plan (the "Plan"). Pursuant to Mr. Scoggin's employment agreement with the Issuer, the form of which is attached as Exhibit 2, Mr. Scoggins was granted options to purchase 100,000 shares of the Issuer's Common Stock under the Plan, of which 50,000 will vest on January 25, 2000 and the remaining 50,000 will vest on January 25, 2001. In connection with the Merger, Mr. Scoggins and the Issuer agreed that debt owed by Mr. Scoggins to the TeamStaff Companies in the amount of $135,000 shall be forgiven over a period of two years, with one-half being forgiven on the first anniversary of the closing of the Merger and the remaining one-half being forgiven on the second anniversary of the closing of the Merger, provided Mr. Scoggins is then employed by the Issuer.


                               Page 10 of 12 Pages

                  The Reporting Persons have filed this Schedule 13D to report the consummation of the Merger, pursuant to which the members of the Reporting Group have entered into a Voting Agreement (the "Voting Agreement"), the form of which is attached as Exhibit 3, whereby each Reporting Person has agreed to vote their shares of Common Stock for the nominees for the Board of Directors of the Issuer, in accordance with the terms and upon the conditions set forth in the Voting Agreement. As a result of their agreement to act together for the purpose of voting the shares of Common Stock held by the Reporting Group, each Reporting Person is deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of the date of the consummation of the Merger, of all shares of Common Stock beneficially owned by each Reporting Person. Accordingly, each of the Reporting Persons has filed this Schedule 13D to report the "acquisition" of beneficial ownership of more than five percent of the equity securities of the Issuer to which this Schedule 13D relates. However, each Reporting Person disclaims beneficial ownership of the Common Stock held by each other Reporting Person except to the extent that the Reporting Person has a pecuniary interest therein.

                  Additionally, the Issuer and the Reporting Persons have entered into a Registration Rights Agreement (the "Registration Rights Agreement"), the form of which is attached as Exhibit 4. Pursuant to the terms of the Registration Rights Agreement, the Reporting Persons have automatic registration rights under which the Issuer must use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to cause the registration under the Securities Act of: (i) 33-1/3% of the Merger Shares as soon as possible following the first anniversary of the Registration Rights Agreement; (ii) 33-1/3% of the Merger Shares as soon as possible following the second anniversary; and (iii) 33-1/3% of the Merger Shares as soon as possible following the third anniversary of the Registration Rights Agreement. All expenses of any registration relating to the shares of Common Stock as provided in the Registration Rights Agreement (other than underwriting discounts and commissions and fees and expenses of counsel for the Reporting Person) are to be borne by the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement, dated February 5, 1999, between Kirk
                  A. Scoggins, Warren M. Cason, and Dorothy C. Cason.

         2.       Form of Employment Agreement

         3.       Form of Voting Agreement

         4.       Form of Registration Rights Agreement


                               Page 11 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 1999.


                                       /s/  Kirk A. Scoggins
                                       -----------------------------------------
                                       Kirk A. Scoggins

                                       /s/  Warren M. Cason
                                       -----------------------------------------
                                       Warren M. Cason

                                       /s/  Dorothy C. Cason
                                       -----------------------------------------
                                       Dorothy C. Cason

                                       /s/  Melissa C. Scoggins
                                       -----------------------------------------
                                       Melissa C. Scoggins, as Trustee of the
                                       Kirk Allan Scoggins 1997 Three Year
                                       Grantor Retained Annuity Trust, dated
                                       7/1/97

                                       /s/  Warren M. Cason, Jr.
                                       -----------------------------------------
                                       Warren M. Cason, Jr., as Trustee of the
                                       Dorothy C. Cason 1997 Three Year Grantor
                                       Retained Annuity Trust, dated 7/1/97




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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